MDB Capital Group LLC

2425 Cedar Springs Road

Dallas, Texas 75201

May 10, 2016

Via EDGAR transmission

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pulse Biosciences, Inc.
Registration Statement on Form S-1
Registration No. 333-208694

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we, the representative of the several underwriters, wish to advise you that 1,241 copies of the Preliminary Prospectus dated March 28, 2016 were distributed as follows:

•	308 copies to institutions; and
•	933 copies to individuals.

The undersigned, as representative of the several underwriters, has and will, and each underwriter and dealer has advised the undersigned that it has and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

The several underwriters have adequate capital to underwrite a “firm commitment.”

Very truly yours,

MDB CAPITAL GROUP LLC

By:	/s/ Gary Schuman
Name: Gary Schuman
Title: CFO & CCO